UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-41836

Birkenstock Holding plc

(Translation of registrant’s name into English)

1-2 Berkeley Square

London W1J 6EA

United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Explanatory Note

On September 25, 2025, Birkenstock Holding plc issued a press release announcing expected fiscal year 2025 (ending September 30, 2025) revenues and the acquisition of a manufacturing facility in Germany, and made available an investor presentation in connection with a meeting with analysts and investors. Copies of such press release and presentation are furnished as exhibits to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibits 99.1 and 99.2 hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Birkenstock Holding plc, dated September 25, 2025.
99.2	Investor Presentation of Birkenstock Holding plc - HQ Visit, dated September 25, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Birkenstock Holding plc

Date: September 25, 2025	By:/s/ Ruth Kennedy______________
Name: Ruth Kennedy
Title: Director